GENESIS ENERGY, L.P.

919 MILAM, SUITE 2100

HOUSTON, TEXAS 77002

January 4, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549-3561

Attn:	Mr. John Coleman
Mr. John Reynolds

Re:	Staff’s comment letter dated December 21, 2018 regarding

Genesis Energy, L.P.

Form 10-K for Fiscal Year ended December 31, 2017

Filed February 26, 2017

File No. 001-12295

Dear Messrs. Coleman and Reynolds:

In your above referenced letter, you asked us to respond to your comments within ten business days or advise you when we will provide our response thereto. We will provide our response to the Staff’s comments as soon as practical, although we require additional time to prepare a complete response. We currently anticipate providing our response to you on or before January 31, 2019.

If you have any questions or comments, please contact the undersigned at (713) 860-2516 or J. Vincent Kendrick at Akin Gump Strauss Hauer & Feld LLP at (713) 220-5839.

Sincerely,

Genesis Energy, L.P.

By:	Genesis Energy, LLC, its general partner

By:	/s/ Robert V. Deere
Robert V. Deere
Chief Financial Officer

cc:	J. Vincent Kendrick, Akin Gump Strauss Hauer & Feld LLP